[Letterhead of Impac Mortgage Holdings, Inc.]

May 29, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Jennifer Gowetski, Esq.
Senior Counsel

Re:	Impac Mortgage Holdings, Inc.
Preliminary Proxy Statements on Schedule 14A
File No. 001-14100
Filed May 11, 2009

Dear Ms. Gowetski:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filings, the Commission issued a comment letter, dated May 21, 2009.  As requested in the comment letter and in conjunction with the response to the comment letter, Impac Mortgage Holdings, Inc. (the “Company”) hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in filings made by the Company;

•

staff comments received from or changes made to disclosure in response to comments by the staff of the Commission in the filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, you may contact me at (949) 475-3600.

Very truly yours,

Impac Mortgage Holdings, Inc.

/s/ Todd R. Taylor

Todd R. Taylor

Chief Financial Officer

cc:	Ronald M. Morrison, General Counsel
Katherine J. Blair, K&L Gates